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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SEC Mail Processing Section
MAR 02 2021
Washington DC
416

21002112

SEC FILE NUMBER
8- 69013

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Matrix 360 Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4300 Shawnee Mission Parkway, Suite 100
(No. and Street)

Fairway (City) KS (State) 66205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Horvath 303-726-1216
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name - *if individual, state last, first, middle name*)

1835 Market Street, 3rd Floor (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brandon Byrd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Matrix 360 Distributors, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public 2/18/21

GRACE TOMELLERI NOTARY PUBLIC STATE OF KANSAS My Appt. Expires 03-02-2022

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Matrix 360 Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Matrix 360 Distributors, LLC (the ***"Company"***) as of December 31, 2020, the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 and Schedule II, Statements Regarding Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

BBD, LLP

BBD, LLP
We have served as Matrix 360 Distributors, LLC's auditor since 2020.

Philadelphia, Pennsylvania
February 26, 2021

Matrix 360 Distributors, LLC
Statement of Financial Condition
December 31, 2020

Assets		
Cash and cash equivalents	$	67,669
Fees receivable		6,601
Due from affiliates		70,236
Other assets		339
Total assets	$	144,845
Liabilities and Member's Equity		
Liabilities		
Accrued expenses	$	-
Total liabilities		-
Member's Equity		144,845
Total liabilities and member's equity	$	144,845

The accompanying notes are an integral part of these financial statements.

Matrix 360 Distributors, LLC
Statement of Operations
For the Year Ended December 31, 2020

Revenue		
Distribution fees	$	137,381
Commissions		394
Total revenue		137,775
Expenses		
Compensation and benefits		57,339
Professional fees		12,978
Regulatory fees and expenses		26,115
Communications expense		556
Licenses expense		8,388
Miscellaneous expense		2,041
Total expenses		107,417
Net gain	$	30,358

The accompanying notes are an integral part of these financial statements.

Matrix 360 Distributors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

Member's equity at January 1, 2020	$	114,487
Net income		30,358
Member's equity at December 31, 2020	$	144,845

The accompanying notes are an integral part of these financial statements.

Matrix 360 Distributors, LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2020

Subordinated borrowings at January 1, 2020	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2020	$	-

The accompanying notes are an integral part of these financial statements.

Matrix 360 Distributors, LLC

Statement of Cash Flows

For the Year Ended December 31, 2020

Cash flows provided by operating activities:		
Net gain	$	30,358
Adjustments to reconcile net income to net cash used for operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Fees receivable		19,625
Due from affiliate		(37,578)
Other assets		(59)
Accrued expenses		(1,775)
Net cash provided by operating activities		10,571
Net increase in cash and cash equivalents		10,571
Cash and cash equivalents beginning of year		57,098
Cash and cash equivalents end of year	$	67,669
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. Organization

Matrix 360 Distributors, LLC (the "Company") is a Delaware limited liability company that is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company was approved by FINRA to operate as a registered broker dealer in June 2013. The Company is wholly owned by Matrix 360 Holdings LLC ("Owner"). The Owner provides personnel and certain other support services to the Company. The cost of these services is reimbursed by the Company under and expense sharing agreement between the Owner and the Company. Certain officers of the Company are also officers of the Owner. The Company has agreed to limit its business to the distribution of registered investment company shares.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Revenue – Mutual fund service fees and distribution fees are recognized when earned. Contracts with each client itemize underwriting, distribution and compliance services and fee schedule that are provided to mutual funds. Clients are assessed an annual base fee along with a bps structure, along with an advertising review fee.

Income taxes - As a single member limited liability company, the Company does not incur any liability for federal or state income taxes because all income, deductions and credits are reportable by its member.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2020 the Company did not have liability for unrecognized tax benefits.

Use of estimates – The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through February 24, 2021 the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Concentration of Credit Risk

The Company is engaged in brokerage and distribution activities in which counterparties are primarily mutual fund companies. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial product.

4. Net Capital Requirements

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020 the Company had net capital of $67,669 which was $62,669 in excess of its required net capital of $5,000. The Company's aggregate indebtedness net capital ratio was 0.00 to 1.

5. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of paragraph (k)(1) of SEC Rule 15c3-3. No customer accounts are maintained and transactions are limited to sales and redemption of shares of registered investment companies and/or variable annuities.

6. Recently Issued Accounting Pronouncements

There were no applicable recently issued accounting pronouncements applicable to the business.

Matrix 360 Distributors, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2020

Schedule I

COMPUTATION OF NET CAPITAL		
Total member's equity	$	144,845
Deduct member's equity not allowable for Net Capital:		
Total member's equity qualified for Net Capital		144,845
Deductions and/or charges:		
Non-allowable assets:		
Fees receivable		6,601
Due from affiliate		70,236
Other assets		339
Total non-allowable assets		77,176
Net Capital before haircuts on securities positions		67,669
Trading and investment securities:		-
Net Capital	$	67,669
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		
Total liabilities	$	-
Total aggregate indebtedness	$	-
Percentage of aggregate indebtedness to Net Capital		0%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	-	

Matrix 360 Distributors, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2020 **Schedule I (continued)**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $2,000)	$	133
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	62,669
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	61,669

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

<u>Computation of Net Capital Under Rule 15c3-1</u>

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Matrix 360 Distributors, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(1). The company does not hold funds or securities for, or owe money or securities to, customers.

Matrix 360 Distributors, LLC

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020 **Schedule III**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Matrix 360 Distributors, LLC

We have reviewed management's statement, included in the accompanying Schedule III, Information Relating to Possession of Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2020 in which (1) Matrix 360 Distributors, LLC (the "***Company***") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (paragraph (k)(1)) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statement. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for it to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BBD, LLP

BBD, LLP

Philadelphia, Pennsylvania
February 26, 2021

Matrix 360 Distributors, LLC
Exemption Report
December 31, 2020

Matrix 360 Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the provisions of 17 C.F.R 240.15c3-3 (k)(1)

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception

Matrix 360 Distributors

I, Brandon Byrd, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: CEO

Date: December 31, 2020

GRACE TOMELLERI NOTARY PUBLIC STATE OF KANSAS My Appt. Expires 03-02-2022

2/18/21

Matrix 360 Distributors, LLC
Table of Contents
December 31, 2020